EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Victoria A. Faw
Submission Contact Phone Number	304-769-1112
Exchange	NASD
Confirming Copy	off
Filer CIK	0000726854
Filer CCC	xxxxxxxx
Period of Report	07/22/10
Item IDs	2.02
	9.01
Notify via Filing website Only	off
Emails	vikki.faw@cityholding.com

Documents

8-K	**form8-k.htm**
	CHCO Form 8-K, Second Quarter 2010 Earnings Release
GRAPHIC	**chcologo.jpg**
	CHCO logo
EX-99.1	**ex99-1.htm**
	Exhibit 99.1, Press Release CHCO Second Quarter 2010 Earnings
8-K	**submissionpdf.pdf**
	Printable copy of CHCO Form 8-K and Press Release Second Quarter 2010 Earnings

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
July 22, 2010



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-11733

West Virginia	**55-0619957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 2 - Financial Information

Item 2.02 Results of Operations and Financial Condition.

On July 22, 2010, City Holding Company ("the Company") issued a news release, attached as Exhibit 99.1, announcing the Company's earnings results for the second quarter ended June 30, 2010. Furnished as Exhibit 99.1 and incorporated herein by reference is the news release issued by the Company.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

99.1   News Release issued July 22, 2010

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>July 23, 2010</u>   **City Holding Company**

By: /s/ David L. Bumgarner
     David L. Bumgarner
     Chief Financial Officer

Exhibit 99.1

NEWS RELEASE

For Immediate Release
July 22, 2010

For Further Information Contact:
Charles R. Hageboeck, Chief Executive Officer and President
(304) 769-1102

City Holding Company Announces Second Quarter Results

Charleston, West Virginia – City Holding Company, "the Company" (NASDAQ:CHCO), a $2.6 billion bank holding company headquartered in Charleston, today announced net income per diluted share for the second quarter of $0.68 compared to $0.64 per diluted share in the second quarter of 2009. Net income for the second quarter of 2010 was $10.7 million compared to $10.1 million in the second quarter of 2009. For the second quarter of 2010, the Company achieved a return on assets of 1.60%, a return on tangible equity of 16.7%, a net interest margin of 4.22%, and an efficiency ratio of 52.0%. For the first six months of 2010, the Company achieved a return on assets of 1.51%, a return on tangible equity of 15.6%, a net interest margin of 4.18%, and an efficiency ratio of 53.4%.

City's CEO Charles Hageboeck stated that, "Although the U.S. economy and financial sector are showing early signs of moderate recovery, City's financial performance continues to be strong compared to our peers in the banking industry. City continues to be one of the most profitable banks in the industry with return on assets of 1.61% and our asset quality remains strong and stable. Excluding the impact of interest income from our interest rate floors and nonrecurring interest income of $1.1 million related to a change in estimate associated with our previously securitized loans, our net interest income increased $0.2 million from the quarter ended March 31, 2010 and $1.6 million from the quarter ended June 30, 2009. We saw loans and deposits grow during the quarter and our expenses remained well controlled. Total loan balances increased $47 million (2.6%) from June 30, 2009 to June 30, 2010, while total average demand deposit balances increased $62.6 million (8.2%) and savings deposits grew $17.0 million (4.6%) from the quarter ended June 30, 2009 to the quarter ended June 30, 2010. Our non-performing assets continue to decline for the fourth consecutive quarter, while net charge-offs and past due loans remain at relatively low levels. These trends are due to the relative stability of the markets we do business within and our disciplined lending model.

"City's continued trend of solid earnings has allowed the Company to maintain our quarterly dividend of 34 cents per share during a time period in which many banks have eliminated or significantly reduced dividends to shareholders. Our capital levels continue to be healthy, our liquidity remains strong, and we remain a stable core-deposit franchise. While our competitors continue to struggle to work through liquidity and asset quality issues, our strong financial condition enables City to consider the opportunities of growing our company through acquisitions. City continues to be one of the most profitable and best capitalized publicly traded banks in the U.S. and is well prepared to assist our shareholders and customers through the lingering, difficult economic environment," Hageboeck concluded.

Net Interest Income

The Company's tax equivalent net interest income increased $1.3 million, or 5.4%, from $23.6 million during the second quarter of 2009 to $24.9 million during the second quarter of 2010. This increase is primarily a result of $1.1 million of additional interest income recognized related to three of the six pools of previously securitized loans that had a negative carrying value due to actual recoveries that exceeded estimates and discount accretion previously recognized. As a result, the June 30, 2010 carrying value for these three pools is $0 and future cash receipts related to these three pools will be recognized as interest income as received. Excluding this change in estimate, the decline in interest expense exceeded the decline in interest income from the second quarter of 2009 resulting in an increase in tax equivalent net interest income of approximately $0.2 million. This net increase was in spite of a decline due to the decrease in interest income associated with the gain from the sale of interest rate floors. During the third and fourth quarters of 2008, the Company sold $450 million of interest rate floors. The $16.7 million gain from sales of these interest rate floors is being recognized over the remaining lives of the various hedged loans – primarily prime-based commercial and home equity loans. During the second quarter of 2010, the Company recognized $1.3 million of interest income compared to $2.7 million of interest income recognized in the second quarter of 2009 from the interest rate floors. The Company's reported net interest margin increased from 4.12% for the quarter ended June 30, 2009 to 4.22% for the quarter ended June 30, 2010.

Credit Quality

Past due loans increased from $7.2 million at March 31, 2010 to $11.7 million or 0.64% of total loans outstanding at June 30, 2010 due primarily to a $2.0 million commercial real estate loan in the Eastern Panhandle of West Virginia. This loan has been considered in the Company's review of it's Allowance for Loan Losses ("ALLL"). Past due commercial, financial, and agriculture loans were $3.7 million or 0.47% of loans outstanding at June 30, 2010; past due residential real estate loans were $5.3 million or 0.88% of loans outstanding at June 30, 2010; and past due home equity loans were $1.8 million or 0.44% of loans outstanding at June 30, 2010.

The Company had net charge-offs of $1.2 million for the second quarter of 2010. Net charge-offs on commercial and residential loans were $0.4 and $0.6 million, respectively, for the second quarter. In addition, net charge-offs for depository accounts were $0.2 million for the second quarter of 2010. While charge-offs on depository accounts are appropriately taken against the ALLL, the revenue associated with depository accounts is reflected in service charges.

At June 30, 2010, the ALLL was $19.5 million or 1.06% of total loans outstanding and 178% of non-performing loans compared to $20.9 million or 1.17% of loans outstanding and 97% of non-performing loans at June 30, 2009, and $18.8 million or 1.04% of loans outstanding and 131% of non-performing loans at December 31, 2009.

2

As a result of the Company's quarterly analysis of the adequacy of the ALLL, the Company recorded a provision for loan losses of $1.8 million in the second quarter of 2010 compared to $2.1 million for the comparable period in 2009. The provision for loan losses recorded during the second quarter of 2010 reflects the difficulties of certain commercial borrowers of the Company during the quarter, the downgrade of their related credits, and management's assessment of the impact of these difficulties on the ultimate collectability of the loans. Changes in the amount of the provision and related allowance are based on the Company's detailed systematic methodology and are directionally consistent with changes in the composition and quality of the Company's loan portfolio. The Company believes its methodology for determining the adequacy of its ALLL adequately provides for probable losses inherent in the loan portfolio and produces a provision and allowance for loan losses that is directionally consistent with changes in asset quality and loss experience.

Impairment Losses

During the second quarter of 2010, the Company recorded $0.3 million of credit-related net investment impairment losses. The charges deemed to be other than temporary were related to pooled bank trust preferreds with a remaining book value of $7.6 million at June 30, 2010. The credit-related net impairment charges related to the pooled bank trust preferred securities were based on the Company's quarterly reviews of its investment securities for indications of losses considered to be other than temporary.

Non-interest Income

Exclusive of net other-than-temporary investment impairment losses, non-interest income decreased $1.1 million to $13.5 million in the second quarter of 2010 from $14.6 million in the second quarter of 2009. Service charges from depository accounts decreased $0.8 million, or 7.2%, to $10.2 million in the second quarter of 2010. This decline is attributable to a general decline in consumer spending reflective of current economic conditions and changes the Company began implementing to comply with new federal rules under the Electronic Funds Transfer Act, also known as Regulation E. The new Federal Reserve Board rule prohibits financial institutions from charging consumers fees for paying overdrafts on automated teller machine (ATM) and one-time debit card transactions, unless a consumer consents, or opts in, to the overdraft service for those types of transactions. The regulation was effective July 1, 2010 for new customers and August 15, 2010 for existing accounts. During the second quarter of 2010, the Company integrated new software that now captures debit card and ATM transactions in "real time." The Company has been communicating with customers via mail, website, and in-store communication in order to receive decisions from our customers on whether they want to "opt-in" as required by Regulation E. At this time, the Company anticipates that compliance with the new rules will reduce revenues from deposit-related service charges by approximately 12% to 15%. Additionally, insurance commission revenues decreased $0.2 million, or 18.0%, from $1.0 million during the second quarter of 2009 to $0.8 million during the second quarter of 2010.

Non-interest Expenses

Non-interest expenses decreased $0.3 million from $20.3 million in the second quarter of 2009 to $20.0 million in the second quarter of 2010. Insurance and regulatory expense decreased $0.3 million, or 24.0%, from the quarter ended June 30, 2009 primarily due to the impact of the special assessment levied by the FDIC during the second quarter of 2009 of $1.2 million. This special assessment was partially offset by the Company fully utilizing its FDIC credits during 2009 and increases in the assessment rates during 2010, which increased our FDIC insurance expense from $0.1 million for the quarter ended June 30, 2009 to $0.9 million for the quarter ended June 30, 2010. In addition, bankcard expenses declined $0.2 million from the quarter ended June 30, 2009. These increases were partially offset by higher advertising expenses of $0.3 million, or 33.9%, as part of the Company's efforts to communicate with its customers about their options concerning overdraft privileges.

Balance Sheet Trends

As compared to December 31, 2009, loans have increased $41.1 million (2.3%) at June 30, 2010 due to increases in commercial loans of $26.1 million (3.5%), residential real estate loans of $9.3 million (1.6%), and home equity loans of $6.0 million (1.5%). As compared to the June 30, 2009, loans have increased $47.2 million (2.6%) at June 30, 2010 as commercial loans have increased $30.2 million (4.0%), home equity loans increased $12.0 million (3.1%), and residential real estate loans increased $8.1 million (1.4%).

Total average depository balances increased $30.3 million, or 1.4%, from the quarter ended March 31, 2010 to the quarter ended June 30, 2010. This growth was primarily in noninterest-bearing deposits, savings deposits, and interest-bearing deposits, which have increased $21.2 million, $9.5 million, and $7.3 million, respectively. These increases were partially offset by a decrease of $7.8 million in time deposits. As compared to the quarter ended June 30, 2009, total average depository balances have increased $53.5 million, or 2.5%, for the quarter ended June 30, 2010. This increase was due to increased interest bearing deposits ($34.9 million), noninterest bearing deposits ($27.6 million), and savings deposits ($17.0 million) that were partially offset by a decrease in time deposits ($26.1 million).

Income Tax Expense

The Company's effective income tax rate for the second quarter of 2010 was 33.7% compared to 32.5% for the year ended December 31, 2009, and 33.4% for the quarter ended June 30, 2009. The effective rate is based upon the Company's expected tax rate for the year ending December 31, 2010.

Capitalization and Liquidity

One of the Company's strengths is that it is highly profitable while maintaining strong liquidity and capital. With respect to liquidity, the Company's loan to deposit ratio was 84.3% and the loan to asset ratio was 69.5% at June 30, 2010. The Company maintained investment securities totaling 19.2% of assets as of this date. Further, the Company's deposit mix is weighted heavily toward checking and saving accounts that fund 45.0% of assets at June 30, 2010. Time deposits fund 37.4% of assets at June 30, 2010, but very few of these deposits are in accounts that have balances of more than $150,000, reflecting the core retail orientation of the Company.

The Company is also strongly capitalized. The Company's tangible equity ratio remained at 9.8% at both June 30, 2010 and December 31, 2009. At June 30, 2010, City National Bank's leverage ratio is 9.05%, its Tier I capital ratio is 12.13%, and its total Risk-Based capital ratio is 13.14%. These regulatory capital ratios are significantly above levels required to be considered "well capitalized," which is the highest possible regulatory designation.

On June 30, 2010, the Board approved a quarterly cash dividend to 34 cents per share payable July 30, 2010, to shareholders of record as of July 15, 2010. During the quarter ended June 30, 2010, the Company repurchased 213,000 common shares at a weighted average price of $33.36 as part of a one million share repurchase plan authorized by the Board of Directors in October 2009.

City Holding Company is the parent company of City National Bank of West Virginia. City National operates 67 branches across West Virginia, Eastern Kentucky and Southern Ohio.

5

Forward-Looking Information

This news release contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such information involves risks and uncertainties that could result in the Company's actual results differing from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, (1) the Company may incur additional loan loss provision due to negative credit quality trends in the future that may lead to a deterioration of asset quality; (2) the Company may incur increased charge-offs in the future; (3) the Company may experience increases in the default rates on previously securitized loans that would result in impairment losses or lower the yield on such loans; (4) the Company may not continue to benefit from strong recovery efforts on previously securitized loans resulting in improved yields on these assets; (5) the Company could have adverse legal actions of a material nature; (6) the Company may face competitive loss of customers; (7) the Company may be unable to manage its expense levels; (8) the Company may have difficulty retaining key employees; (9) changes in the interest rate environment may have results on the Company's operations materially different from those anticipated by the Company's market risk management functions; (10) changes in general economic conditions and increased competition could adversely affect the Company's operating results; (11) changes in other regulations and government policies affecting bank holding companies and their subsidiaries, including changes in monetary policies, could negatively impact the Company's operating results; (12) the Company may experience difficulties growing loan and deposit balances; (13) the current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations; (14) continued deterioration in the financial condition of the U.S. banking system may impact the valuations of investments the Company has made in the securities of other financial institutions resulting in either actual losses or other than temporary impairments on such investments; and (15) the United States government's plan to purchase large amounts of illiquid, mortgage-backed and other securities from financial institutions may not be effective and/or it may not be available to us. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Such information is provided to assist stockholders and potential investors in understanding current and anticipated financial operations of the Company and is included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date such statements are made.

CITY HOLDING COMPANY AND SUBSIDIARIES
Financial Highlights
(Unaudited)

	Three Months Ended June 30,		Percent Change
	2010	2009	
Earnings ($000s, except per share data):			
Net Interest Income (FTE)	$ 24,922	$ 23,656	5.35%
Net Income available to common shareholders	10,715	10,146	5.61%
Earnings per Basic Share	0.68	0.64	6.76%
Earnings per Diluted Share	0.68	0.64	6.63%
Key Ratios (percent):			
Return on Average Assets	1.60%	1.55%	3.24%
Return on Average Tangible Equity	16.65%	17.63%	(5.56)%
Net Interest Margin	4.22%	4.12%	2.56%
Efficiency Ratio	52.00%	53.19%	(2.24)%
Average Shareholders' Equity to Average Assets	11.76%	11.00%	6.86%
Consolidated Risk Based Capital Ratios (a):			
Tier I	13.46%	12.59%	6.91%
Total	14.45%	13.69%	5.55%
Tangible Equity to Tangible Assets	9.86%	9.24%	6.73%
Common Stock Data:			
Cash Dividends Declared per Share	$ 0.34	$ 0.34	-
Book Value per Share	19.95	18.45	8.10%
Tangible Book Value per Share	16.31	14.87	9.71%
Market Value per Share:			
High	37.28	33.78	10.36%
Low	27.88	27.02	3.18%
End of Period	27.88	30.88	(9.72)%
Price/Earnings Ratio (b)	10.25	12.12	(15.43)%

	Six Months Ended June 30,		Percent Change
	2010	2009	
Earnings ($000s, except per share data):			
Net Interest Income (FTE)	$ 48,670	$ 48,629	0.08%
Net Income available to common shareholders	20,028	21,070	(4.95)%
Earnings per Basic Share	1.27	1.32	(3.94)%
Earnings per Diluted Share	1.26	1.31	(4.03)%
Key Ratios (percent):			
Return on Average Assets	1.51%	1.63%	(7.09)%
Return on Average Tangible Equity	15.61%	18.36%	(14.95)%
Net Interest Margin	4.18%	4.29%	(2.41)%
Efficiency Ratio	53.42%	50.31%	6.18%
Average Shareholders' Equity to Average Assets	11.81%	11.06%	6.79%
Common Stock Data:			
Cash Dividends Declared per Share	$ 0.68	$ 0.68	-
Market Value per Share:			
High	37.28	33.78	10.36%
Low	27.88	20.88	33.52%
Price/Earnings Ratio (b)	11.01	11.72	(6.01)%

(a) June 30, 2010 risk-based capital ratios are estimated
(b) June 30, 2010 price/earnings ratio computed based on annualized second quarter 2010 earnings

CITY HOLDING COMPANY AND SUBSIDIARIES
Financial Highlights
(Unaudited)

Book Value and Market Price Range per Share

| | Book Value per Share | | | | Market Price Range per Share | |
	March 31	June 30	September 30	December 31	Low	High
2006	$ 16.17	$ 16.17	$ 16.99	$ 17.46	$ 34.53	$ 41.87
2007	17.62	17.40	17.68	18.14	31.16	41.54
2008	18.92	18.72	17.61	17.58	29.08	42.88
2009	17.69	18.24	18.95	19.37	20.88	34.34
2010	19.71	19.95			27.88	37.28

Earnings per Basic Share

| | Quarter Ended | | | | |
	March 31	June 30	September 30	December 31	Year-to-Date
2006	$ 0.71	$ 0.78	$ 0.78	$ 0.74	$ 3.00
2007	0.76	0.72	0.76	0.78	3.02
2008	0.81	0.83	(0.16)	0.26	1.74
2009	0.69	0.64	0.66	0.70	2.69
2010	0.59	0.68			1.27

Earnings per Diluted Share

| | Quarter Ended | | | | |
	March 31	June 30	September 30	December 31	Year-to-Date
2006	$ 0.71	$ 0.77	$ 0.77	$ 0.74	$ 2.99
2007	0.76	0.72	0.76	0.78	3.01
2008	0.80	0.83	(0.16)	0.26	1.74
2009	0.69	0.64	0.66	0.70	2.68
2010	0.58	0.68			1.26

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Income
(Unaudited) ($ in 000s, except per share data)

| | Three Months Ended June 30, | |
	2010	2009
Interest Income		
Interest and fees on loans	$ 25,991	$ 26,946
Interest on investment securities:		
Taxable	5,317	5,612
Tax-exempt	461	403
Interest on deposits in depository institutions	-	3
Interest on federal funds sold	1	-
Total Interest Income	31,770	32,964
Interest Expense		
Interest on deposits	6,831	9,184
Interest on short-term borrowings	98	111
Interest on long-term debt	163	231
Total Interest Expense	7,092	9,526
Net Interest Income	24,678	23,438
Provision for loan losses	1,823	2,128
Net Interest Income After Provision for Loan Losses	22,855	21,310
Non-Interest Income		
Total investment securities impairment losses	(1,237)	-
Noncredit impairment losses recognized in other comprehensive income	944	-
Net investment securities impairment losses	(293)	-
Gain (loss) on sale of investment securities	62	(332)
Service charges	10,448	11,261
Insurance commissions	1,244	1,325
Trust and investment management fee income	567	497
Bank owned life insurance	813	992
Other income	437	544
Total Non-Interest Income	13,278	14,287
Non-Interest Expense		
Salaries and employee benefits	9,745	9,797
Occupancy and equipment	1,874	1,880
Depreciation	1,174	1,184
Professional fees	398	397
Postage, delivery, and statement mailings	615	698
Advertising	1,241	927
Telecommunications	440	514
Bankcard expenses	448	686
Insurance and regulatory	1,200	1,578
Office supplies	484	470
Repossessed asset losses, net of expenses	78	86
Other expenses	2,268	2,141
Total Non-Interest Expense	19,965	20,358
Income Before Income Taxes	16,168	15,239
Income tax expense	5,453	5,093
Net Income Available to Common Shareholders	$ 10,715	$ 10,146
Distributed earnings allocated to common shareholders	$ 5,274	$ 5,398
Undistributed earnings allocated to common shareholders	5,373	4,736
Net earnings allocated to common shareholders	$ 10,647	$ 10,134
Average common shares outstanding	15,656	15,908
Effect of dilutive securities:		
Employee stock options	65	47
Shares for diluted earnings per share	15,721	15,955
Basic earnings per common share	$ 0.68	$ 0.64
Diluted earnings per common share	$ 0.68	$ 0.64

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Income
(Unaudited) ($ in 000s, except per share data)

		Six months ended June 30,		
		2010		2009
Interest Income				
Interest and fees on loans	$	50,845	$	55,004
Interest on investment securities:				
Taxable		10,928		11,674
Tax-exempt		931		812
Interest on deposits in depository institutions		-		8
Interest on federal funds sold		1		-
Total Interest Income		62,705		67,498
Interest Expense				
Interest on deposits		14,015		18,557
Interest on short-term borrowings		198		264
Interest on long-term debt		323		485
Total Interest Expense		14,536		19,306
Net Interest Income		48,169		48,192
Provision for loan losses		2,903		3,839
Net Interest Income After Provision for Loan Losses		45,266		44,353
Non-Interest Income				
Total investment securities impairment losses		(4,440)		(2,157)
Noncredit impairment losses recognized in other comprehensive income		2,496		-
Net investment securities impairment losses		(1,944)		(2,157)
Gain (loss) on sale of investment securities		62		(250)
Service charges		20,676		21,696
Insurance commissions		2,641		3,258
Trust and investment management fee income		1,429		1,204
Bank owned life insurance		1,541		1,724
Other income		985		1,245
Total Non-Interest Income		25,390		26,720
Non-Interest Expense				
Salaries and employee benefits		19,494		19,380
Occupancy and equipment		3,919		3,789
Depreciation		2,392		2,395
Professional fees		761		850
Postage, delivery, and statement mailings		1,224		1,416
Advertising		2,154		1,790
Telecommunications		891		934
Bankcard expenses		924		1,334
Insurance and regulatory		2,387		1,954
Office supplies		977		1,001
Repossessed asset losses, net of expenses		1,024		215
Other expenses		4,369		4,073
Total Non-Interest Expense		40,516		39,131
Income Before Income Taxes		30,140		31,942
Income tax expense		10,112		10,872
Net Income Available to Common Shareholders	$	20,028	$	21,070
Distributed earnings allocated to common shareholders	$	10,549	$	10,797
Undistributed earnings allocated to common shareholders		9,355		10,163
Net earnings allocated to common shareholders	$	19,904	$	20,959
Average common shares outstanding		15,722		15,903
Effect of dilutive securities:				
Employee stock options		63		48
Shares for diluted earnings per share		15,785		15,951
Basic earnings per common share	$	1.27	$	1.32
Diluted earnings per common share	$	1.26	$	1.31

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
(Unaudited) ($ in 000s)

	Three Months Ended	
	June 30, 2010	June 30, 2009
Balance at April 1	$ 311,668	$ 284,444
Net income	10,715	10,146
Other comprehensive income:		
Change in unrealized gain on securities available-for-sale	2,106	7,104
Change in unrealized (gain) on interest rate floors	(826)	(1,783)
Cash dividends declared ($0.34/share)	(5,312)	(5,426)
Issuance of stock award shares, net	119	99
Exercise of 1,500 stock options	43	-
Purchase of 213,000 common shares of treasury	(7,105)	-
Balance at June 30	$ 311,408	$ 294,584

	Six Months Ended	
	June 30, 2010	June 30, 2009
Balance at January 1	$ 307,735	$ 284,296
Net income	20,028	21,070
Other comprehensive income:		
Change in unrealized gain on securities available-for-sale	5,242	4,488
Change in unrealized (gain) on interest rate floors	(1,738)	(3,569)
Cash dividends declared ($0.68/share)	(10,685)	(10,836)
Issuance of stock award shares, net	490	374
Exercise of 1,700 stock options	46	-
Exercise of 1,500 stock options	-	3
Purchase of 297,015 common shares of treasury	(9,710)	-
Purchase of 49,363 common shares of treasury	-	(1,242)
Balance at June 30	$ 311,408	$ 294,584

CITY HOLDING COMPANY AND SUBSIDIARIES
Condensed Consolidated Quarterly Statements of Income
(Unaudited) ($ in 000s, except per share data)

	Quarter Ended				
	June 30 2010	**March 31 2010**	**December 31 2009**	**September 30 2009**	**June 30 2009**
Interest income	$ 31,770	$ 30,935	$ 31,887	$ 32,651	$ 32,964
Taxable equivalent adjustment	246	255	234	236	219
Interest income (FTE)	32,016	31,190	32,121	32,887	33,183
Interest expense	7,092	7,444	8,302	8,995	9,526
Net interest income	24,924	23,746	23,819	23,892	23,657
Provision for loan losses	1,823	1,080	1,475	1,681	2,128
Net interest income after provision for loan losses	23,101	22,666	22,344	22,211	21,529
Noninterest income	13,278	12,112	12,923	12,340	14,287
Noninterest expense	19,965	20,551	19,316	18,796	20,358
Income before income taxes	16,414	14,227	15,951	15,755	15,458
Income tax expense	5,453	4,659	4,639	5,022	5,093
Taxable equivalent adjustment	246	255	234	236	219
Net income available to common shareholders	$ 10,715	$ 9,313	$ 11,078	$ 10,497	$ 10,146
Distributed earnings allocated to common shareholders	$ 5,274	$ 5,345	$ 5,370	$ 5,380	$ 5,398
Undistributed earnings allocated to common shareholders	5,373	3,918	5,697	5,116	4,695
Net earnings allocated to common shareholders	$ 10,647	$ 9,263	$ 11,067	$ 10,496	$ 10,093
Average common shares outstanding	15,656	15,793	15,838	15,893	15,908
Effect of dilutive securities:					
Employee stock options	65	58	53	59	47
Shares for diluted earnings per share	15,721	15,851	15,891	15,952	15,955
Basic earnings per common share	$ 0.68	$ 0.59	$ 0.70	$ 0.66	$ 0.64
Diluted earnings per common share	0.68	0.58	0.70	0.66	0.64
Cash dividends declared per share	0.34	0.34	0.34	0.34	0.34
Average Common Share (000s):					
Outstanding	15,656	15,793	15,838	15,893	15,908
Diluted	15,721	15,851	15,897	15,952	15,949
Net Interest Margin	4.22%	4.14%	4.07%	4.09%	4.12%

CITY HOLDING COMPANY AND SUBSIDIARIES
Non-Interest Income and Non-Interest Expense
(Unaudited) ($ in 000s)

		June 30 2010		March 31 2010		Quarter Ended December 31 2009		September 30 2009		June 30 2009
Non-Interest Income:										
Service charges	$	10,448	$	10,228	$	11,628	$	11,689	$	11,261
Insurance commissions		1,244		1,397		1,110		1,208		1,325
Trust and investment management fee income		567		862		549		590		497
Bank owned life insurance		813		728		753		794		992
Other income		437		548		320		379		544
Subtotal		13,509		13,763		14,360		14,660		14,619
Total investment securities impairment losses		(1,237)		(3,203)		(861)		(2,306)		-
Noncredit impairment losses recognized in other comprehensive income		944		1,552		-		-		-
Net investment securities impairment losses		(293)		(1,651)		(861)		(2,306)		-
Gain (loss) on sale of investment securities		62		-		(576)		(14)		(332)
Total Non-Interest Income	$	13,278	$	12,112	$	12,923	$	12,340	$	14,287
Non-Interest Expense:										
Salaries and employee benefits	$	9,745	$	9,749	$	8,523	$	9,623	$	9,797
Occupancy and equipment		1,874		2,045		1,947		1,953		1,880
Depreciation		1,174		1,218		1,180		1,171		1,184
Professional fees		398		363		439		216		397
Postage, delivery, and statement mailings		615		609		573		611		698
Advertising		1,241		913		830		883		927
Telecommunications		440		451		455		476		514
Bankcard expenses		448		476		570		695		686
Insurance and regulatory		1,200		1,187		1,014		411		1,578
Office supplies		484		493		484		520		470
Repossessed asset losses, net of expenses		78		946		321		136		86
Other expenses		2,268		2,101		2,880		2,107		2,119
Total Non-Interest Expense	$	19,965	$	20,551	$	19,216	$	18,802	$	20,336
Employees (Full Time Equivalent)		812		815		809		814		831
Branch Locations		67		67		67		68		69

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Balance Sheets
($ in 000s)

	June 30 2010 (Unaudited)	December 31 2009
Assets		
Cash and due from banks	$ 40,861	$ 59,116
Interest-bearing deposits in depository institutions	4,146	3,519
Cash and cash equivalents	45,007	62,635
Investment securities available-for-sale, at fair value	481,692	485,767
Investment securities held-to-maturity, at amortized cost	24,531	28,164
Total investment securities	506,223	513,931
Gross loans	1,833,572	1,792,434
Allowance for loan losses	(19,456)	(18,541)
Net loans	1,814,116	1,773,893
Bank owned life insurance	74,858	73,388
Premises and equipment	64,515	64,193
Accrued interest receivable	8,270	7,969
Net deferred tax assets	26,233	29,480
Intangible assets	56,791	57,010
Other assets	43,170	40,121
Total Assets	$ 2,639,183	$ 2,622,620
Liabilities		
Deposits:		
Noninterest-bearing	$ 331,286	$ 328,440
Interest-bearing:		
Demand deposits	461,829	457,293
Savings deposits	395,718	379,893
Time deposits	986,879	998,096
Total deposits	2,175,712	2,163,722
Short-term borrowings	113,239	118,329
Long-term debt	16,915	16,959
Other liabilities	21,909	15,875
Total Liabilities	2,327,775	2,314,885
Stockholders' Equity		
Preferred stock, par value $25 per share: 500,000 shares authorized; none issued	-	-
Common stock, par value $2.50 per share: 50,000,000 shares authorized;		
18,499,282 shares issued at June 30, 2010 and December 31, 2009		
less 2,889,927 and 2,616,161 shares in treasury, respectively	46,249	46,249
Capital surplus	101,546	101,750
Retained earnings	262,510	253,167
Cost of common stock in treasury	(99,847)	(90,877)
Accumulated other comprehensive income (loss):		
Unrealized gain/(loss) on securities available-for-sale	3,362	(1,880)
Unrealized gain on derivative instruments	1,325	3,063
Underfunded pension liability	(3,737)	(3,737)
Total Accumulated Other Comprehensive Income (Loss)	950	(2,554)
Total Stockholders' Equity	311,408	307,735
Total Liabilities and Stockholders' Equity	$ 2,639,183	$ 2,622,620

CITY HOLDING COMPANY AND SUBSIDIARIES
Investment Portfolio
(Unaudited) ($ in 000s)

	Original Cost	Other Than Temporary Credit Impairment Charges through June 30, 2010	Unrealized Gains (Losses)	Carrying Value
Mortgage Backed Securities	295,986	-	11,526	307,513
Municipal Bonds	53,585	-	527	54,112
Pooled Bank Trust Preferreds	27,088	(18,516)	(982)	7,590
Single Issuer Bank Trust Preferreds, Subdebt of Financial Institutions, and Bank Holding Company Preferred Stocks	104,479	(1,638)	(1,967)	100,874
Money Markets and Mutual Funds	18,426	-	17	18,443
Federal Reserve Bank and FHLB stock	12,940	-	-	12,940
Community Bank Equity Positions	10,167	(1,749)	(3,668)	4,751
Total Investments	$ 522,672	$ (21,903)	$ 5,454	$ 506,223

CITY HOLDING COMPANY AND SUBSIDIARIES
Loan Portfolio
(Unaudited) ($ in 000s)

	June 30 2010		March 31 2010		December 31 2009		September 30 2009		June 30 2009
Residential real estate	$	605,026	$	597,429	$	595,678	$	590,653	$	596,925
Home equity		404,789		398,443		398,752		396,648		392,751
Commercial, financial, and agriculture		778,114		761,223		752,052		762,194		747,886
Installment loans to individuals		43,859		43,597		44,239		45,309		45,550
Previously securitized loans		1,784		1,148		1,713		2,580		3,223
Gross Loans	$	1,833,572	$	1,801,840	$	1,792,434	$	1,797,384	$	1,786,335

CITY HOLDING COMPANY AND SUBSIDIARIES
Previously Securitized Loans
(Unaudited) ($ in millions)

Year Ended:	December 31 Balance (a)		Annualized Interest Income (a)	Effective Annualized Yield (a)
2009	$	1.7	$ 5.6	108%
2010		1.6	3.9	238%
2011		1.4	2.5	171%
2012		1.2	2.2	171%
2013		1.0	1.8	171%

a - 2009 amounts are based on actual results. 2010 amounts are based on actual results through June 30, 2010 and estimated amounts for the remainder of the year. 2011, 2012, and 2013 amounts are based on estimated amounts.

Note: The amounts reflected in the table above require management to make significant assumptions based on estimated future default, prepayment, discount rates. Actual performance could be significantly different from that assumed, which could result in the actual results being materially different from the amounts estimated above.

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Average Balance Sheets, Yields, and Rates
(Unaudited) ($ in 000s)

				Three Months Ended June 30,		
	2010				**2009**	
	Average Balance	**Interest**	**Yield/ Rate**	**Average Balance**	**Interest**	**Yield/ Rate**
Assets:						
Loan portfolio:						
Residential real estate	$ 596,474	$ 7,885	5.30%	$ 598,122	$ 8,545	5.73%
Home equity	401,757	5,316	5.31%	390,361	6,050	6.22%
Commercial, financial, and agriculture	771,234	10,017	5.21%	752,157	10,311	5.50%
Installment loans to individuals	51,442	1,015	7.91%	49,956	1,057	8.49%
Previously securitized loans	915	1,757	770.20%	3,426	984	115.20%
Total loans	1,821,822	25,990	5.72%	1,794,022	26,947	6.02%
Securities:						
Taxable	487,604	5,317	4.37%	466,341	5,612	4.83%
Tax-exempt	49,501	708	5.74%	38,179	621	6.52%
Total securities	537,105	6,025	4.50%	504,520	6,233	4.96%
Deposits in depository institutions	6,110	-	-	5,224	3	0.23%
Federal funds sold	1,445	1	-	-	-	-
Total interest-earning assets	2,366,482	32,016	5.43%	2,303,766	33,183	5.78%
Cash and due from banks	53,556			51,774		
Bank premises and equipment	64,486			62,775		
Other assets	206,809			215,907		
Less: Allowance for loan losses	(19,520)			(22,229)		
Total assets	$ 2,671,813			$ 2,611,993		
Liabilities:						
Interest-bearing demand deposits	464,306	342	0.30%	429,381	446	0.42%
Savings deposits	391,407	259	0.27%	374,375	463	0.50%
Time deposits	991,902	6,231	2.52%	1,017,984	8,276	3.26%
Short-term borrowings	110,954	99	0.36%	125,436	111	0.35%
Long-term debt	16,925	163	3.86%	18,998	231	4.88%
Total interest-bearing liabilities	1,975,494	7,094	1.44%	1,966,174	9,527	1.94%
Noninterest-bearing demand deposits	362,363			334,735		
Other liabilities	19,792			23,680		
Stockholders' equity	314,164			287,404		
Total liabilities and stockholders' equity	$ 2,671,813			$ 2,611,993		
Net interest income		$ 24,922			$ 23,656	
Net yield on earning assets			4.22%			4.12%

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Average Balance Sheets, Yields, and Rates
(Unaudited) ($ in 000s)

				Six Months Ended June 30,			
	2010				**2009**		
	Average Balance	**Interest**	**Yield/ Rate**		**Average Balance**	**Interest**	**Yield/ Rate**
Assets:							
Loan portfolio:							
Residential real estate	$ 594,715	$ 15,779	5.35%	$	600,929	$ 17,325	5.81%
Home equity	399,735	10,674	5.38%		388,517	12,193	6.33%
Commercial, financial, and agriculture	762,440	19,928	5.27%		754,168	21,186	5.66%
Installment loans to individuals	49,492	1,928	7.86%		48,768	2,175	8.99%
Previously securitized loans	1,177	2,536	434.50%		3,645	2,125	117.56%
Total loans	1,807,559	50,845	5.67%		1,796,027	55,004	6.18%
Securities:							
Taxable	482,646	10,928	4.57%		448,636	11,674	5.25%
Tax-exempt	49,567	1,432	5.83%		37,871	1,249	6.65%
Total securities	532,213	12,360	4.68%		486,507	12,923	5.36%
Deposits in depository institutions	5,446	-	-		5,026	8	0.32%
Federal funds sold	727	1	-		-	-	-
Total interest-earning assets	2,345,945	63,206	5.43%		2,287,560	67,935	5.99%
Cash and due from banks	54,094				52,090		
Bank premises and equipment	64,302				61,800		
Other assets	207,310				213,467		
Less: Allowance for loan losses	(19,315)				(22,395)		
Total assets	$ 2,652,336			$	2,592,522		
Liabilities:							
Interest-bearing demand deposits	460,658	692	0.30%		423,073	909	0.43%
Savings deposits	386,680	540	0.28%		367,595	969	0.53%
Time deposits	995,760	12,783	2.59%		1,000,562	16,679	3.36%
Short-term borrowings	110,561	198	0.36%		136,412	264	0.39%
Long-term debt	16,934	323	3.85%		19,015	485	5.14%
Total interest-bearing liabilities	1,970,593	14,536	1.49%		1,946,657	19,306	2.00%
Noninterest-bearing demand deposits	351,806				329,563		
Other liabilities	16,588				29,506		
Stockholders' equity	313,349				286,796		
Total liabilities and stockholders' equity	$ 2,652,336			$	2,592,522		
Net interest income		$ 48,670				$ 48,629	
Net yield on earning assets			4.18%				4.29%

CITY HOLDING COMPANY AND SUBSIDIARIES
Analysis of Risk-Based Capital
(Unaudited) ($ in 000s)

	June 30 2010 (a)		March 31 2010		December 31 2009		September 30 2009		June 30 2009
Tier I Capital:									
Stockholders' equity	$	311,408	$	311,668	$	307,735	$	303,973	$	294,584
Goodwill and other intangibles		(56,596)		(56,705)		(56,810)		(56,928)		(57,046)
Accumulated other comprehensive (income) loss		(950)		330		2,554		(330)		5,970
Qualifying trust preferred stock		16,000		16,000		16,000		16,000		16,000
Unrealized Loss on AFS securities		(3,668)		(2,950)		(3,531)		(2,355)		(4,146)
Excess deferred tax assets		(3,530)		(3,827)		(3,412)		(10,105)		(14,804)
Total tier I capital	$	262,664	$	264,516	$	262,536	$	250,255	$	240,558
Total Risk-Based Capital:									
Tier I capital	$	262,664	$	264,516	$	262,536	$	250,255	$	240,558
Qualifying allowance for loan losses		19,456		18,982		18,687		19,655		20,975
Total risk-based capital	$	282,120	$	283,498	$	281,223	$	269,910	$	261,533
Net risk-weighted assets	$	1,952,076	$	1,935,071	$	1,926,824	$	1,919,093	$	1,910,831
Ratios:									
Average stockholders' equity to average assets		11.76%		11.87%		11.70%		11.33%		11.00%
Tangible capital ratio		9.86%		9.79%		9.77%		9.62%		9.11%
Risk-based capital ratios:									
Tier I capital		13.46%		13.67%		13.63%		13.04%		12.59%
Total risk-based capital		14.45%		14.65%		14.60%		14.06%		13.69%
Leverage capital		10.06%		10.28%		10.23%		9.79%		9.47%

(a) June 30, 2010 risk-based capital ratios are estimated

CITY HOLDING COMPANY AND SUBSIDIARIES
Intangibles
(Unaudited) ($ in 000s)

	As of and for the Quarter Ended								
	June 30 2010		March 31 2010		December 31 2009		September 30 2009		June 30 2009
Intangibles, net	$	56,791	$	56,900	$	57,010	$	57,127	$	57,244
Intangibles amortization expense		109		110		117		117		117

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Loan Loss Experience
(Unaudited) ($ in 000s)

		June 30 2010		March 31 2010		Quarter Ended December 31 2009		September 30 2009		June 30 2009
Balance at beginning of period	$	18,836	$	18,541	$	19,609	$	20,923	$	21,950
Charge-offs:										
Commercial, financial, and agricultural		796		361		1,821		2,117		2,332
Real estate-mortgage		637		423		448		567		507
Installment loans to individuals		20		26		87		36		73
Overdraft deposit accounts		565		550		737		795		690
Total charge-offs		2,018		1,360		3,093		3,515		3,602
Recoveries:										
Commercial, financial, and agricultural		378		9		88		27		91
Real estate-mortgage		38		23		31		19		(9)
Installment loans to individuals		53		50		37		95		35
Overdraft deposit accounts		346		493		394		379		330
Total recoveries		815		575		550		520		447
Net charge-offs		1,203		785		2,543		2,995		3,155
Provision for loan losses		1,823		1,080		1,475		1,681		2,128
Balance at end of period	$	19,456	$	18,836	$	18,541	$	19,609	$	20,923
Loans outstanding	$	1,833,572	$	1,801,840	$	1,792,434	$	1,797,384	$	1,786,335
Average loans outstanding		1,821,822		1,793,134		1,792,759		1,803,611		1,794,022
Allowance as a percent of loans outstanding		1.06%		1.05%		1.03%		1.09%		1.17%
Allowance as a percent of non-performing loans		177.78%		131.60%		132.02%		118.61%		96.56%
Net charge-offs (annualized) as a percent of average loans outstanding		0.26%		0.18%		0.57%		0.66%		0.70%
Net charge-offs, excluding overdraft deposit accounts, (annualized) as a percent of average loans outstanding		0.22%		0.16%		0.49%		0.57%		0.62%

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Non-Performing Assets
(Unaudited) ($ in 000s)

	June 30 2010	March 31 2010	December 31 2009	September 30 2009	June 30 2009
Nonaccrual loans	$ 10,246	$ 14,008	$ 13,583	$ 16,423	$ 20,956
Accruing loans past due 90 days or more	698	305	382	98	680
Previously securitized loans past due 90 days or more	-	-	79	12	32
Total non-performing loans	10,944	14,313	14,044	16,533	21,668
Other real estate owned, excluding property associated with previously securitized loans	12,722	10,800	11,729	12,323	9,840
Other real estate owned associated with previously securitized loans	-	-	-	-	189
Other real estate owned	12,722	10,800	11,729	12,323	10,029
Total non-performing assets	$ 23,666	$ 25,113	$ 25,773	$ 28,856	$ 31,697
Non-performing assets as a percent of loans and other real estate owned	1.28%	1.39%	1.43%	1.59%	1.76%

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Total Past Due Loans
(Unaudited) ($ in 000s)

	June 30 2010	March 31 2010	December 31 2009	September 30 2009	June 30 2009
Residential real estate	$ 5,298	$ 3,850	$ 3,830	$ 3,167	$ 5,029
Home equity	1,763	1,818	2,396	1,718	2,019
Commercial, financial, and agriculture	3,680	498	601	545	1,754
Installment loans to individuals	168	133	172	185	118
Previously securitized loans	394	539	1,023	1,054	878
Overdraft deposit accounts	399	326	461	510	526
Total past due loans	$ 11,702	$ 7,164	$ 8,483	$ 7,179	$ 10,324